

# WOLLMUTH MAHER & DEUTSCH LLP

## 500 FIFTH AVENUE
## NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

SUPPL

March 23, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

   Re: Marks & Spencer p.l.c. (File No. 82-1961)
      Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

   On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

| Announcement | Issue Date |
|---|---|
| 1.  Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons | March 21, 2006 |

   Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

        Very truly yours,

        By: _George Rudy_
         George Rudy
         Authorized Representative

Enclosures

PROCESSED

MAR 29 2006

THOMSON
FINANCIAL

# NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1)     An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2)     An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)     An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4)     An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

| | |
|---|---|
| 1.     Name of *issuer*<br><br><br><br><br><br>**MARKS AND SPENCER GROUP PLC** | 2.     State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or<br><br>(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 ( as extended by section 328) of the Companies Act 1985; or<br><br>(iii) both (i) and (ii)<br><br>(iii) |
| 3.     Name of *person discharging managerial responsibilities/director*<br><br><br>DAVID MICHELS | 4.     State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*<br><br>N/A |
| 5.     Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3]<br><br>NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE | 6.     Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*<br><br><br>ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC |
| 7.     Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them<br><br>OMX SECURITIES NOMINEES LIMITED | 8.     State the nature of the transaction<br><br><br>PURCHASE |
| 9.     Number of *shares*, debentures or financial instruments relating to *shares* acquired<br><br>4,000 SHARES | 10.     Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)<br><br>DE MINIMIS* |
| 11.     Number of *shares*, debentures or financial instruments relating to *shares* disposed | 12.     Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) |

| N/A | N/A |
|---|---|
| **13.** Price per *share* or value of transaction<br><br>567.65p | **14.** Date and place of transaction<br><br>17 MARCH 2006 - LONDON |
| **15.** Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)<br><br>4,000 SHARES | **16.** Date issuer informed of transaction<br><br><br><br>20 MARCH 2006 |

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

| **17.** Date of grant | **18.** Period during which or date on which it can be exercised |
|---|---|
| **19.** Total amount paid (if any) for grant of the option | **20.** Description of *shares* or debentures involved (*class* and number) |
| **21.** Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise | **22.** Total number of *shares* or debentures over which options held following notification |

| **23.** Any additional information<br><br>N/A | **24.** Name of contact and telephone number for queries<br><br>ANDREW GREEN – 020 8718 9984 |
|---|---|

| **Name and signature of duly authorised officer of *issuer* responsible for making notification** |
|---|
| ANDREW GREEN |
| Date of notification 21 MARCH 2006 |

* Note: At the time of this disclosure Marks and Spencer Group plc had 1,682,262,457 Ordinary Shares of 25p each in issue.